UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Farley, James B.

   Villa D'Este
   2665 North Ocean Boulevard
   Delray Beach, Florida  33483
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   September 30, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock                 |      |    |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock                 |      |    |                  |   |           |400 (2)            |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Option (3)              |37.50   |     |    |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |94   |04   |            |       |       |            |   |            |
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Option (3)              |33.00   |     |    |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |95   |05   |            |       |       |            |   |            |
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Option (3)              |43.125  |     |    |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |97   |97   |            |       |       |            |   |            |
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Option (3)              |52.75   |     |    |           |   |7-29-|1-29-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |98   |08   |            |       |       |            |   |            |
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Common Stock Units (4)  |1-for-1 |3-31-|J   |96         |A  |     |     |Common Stock|96     |(4)    |            |   |            |
                        |        |98   |    |           |   |     |     |            |       |       |            |   |            |
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Common Stock Units (4)  |1-for-1 |6-30-|J   |88         |A  |     |     |Common Stock|88     |(4)    |            |   |            |
                        |        |98   |    |           |   |     |     |            |       |       |            |   |            |
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Common Stock Units (4)  |1-for-1 |9-30-|J   |102        |A  |     |     |Common Stock|102    |(4)    |12,550      |D  |            |
                        |        |98   |    |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule
16b-3.
2. Jointly with
wife.
3. Stock options (represents a right to buy Ashland Common Stock) granted pursuant to Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee
Directors.
4. Common Stock Units acquired pursuant to Ashland's Deferred Compensation and Stock Incentive Plan for Non-Employee Directors, payable in cash or stock upon termination in service, and exempt under Rule 16b-3. The price of the Common Stock Units on applicable dates has varied from $46.250 to
$57.313.
SIGNATURE OF REPORTING PERSON
James B. Farley
DATE
October 20, 1998